


13031051



SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-14108

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM / DD / YY) AND ENDING 12/31/12 (MM / DD / YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Guardian Investor Services LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM ID. NO.

7 Hanover Square
(No. and Street)

New York	NY	10004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John H. Walter — (212) 598-1398
(Area Code -- Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pricewaterhouse Coopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John H. Walter, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Guardian Investor Services LLC, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Sr. Vice President & CFO
Title

Notary Public
Feb 20, 2013

CARMINE STEPHEN GIAMBRONE
NOTARY PUBLIC
STATE OF NEW YORK
COUNTY OF RICHMOND
REGIS. NO. 43-4952318
TERM EXPIRES 6/19/ 2015

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on Internal Control.
- [x] (p) Statement of Cash Flows.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Guardian Investor Services LLC and Subsidiaries

(A wholly owned subsidiary of Guardian Life Insurance Company of America)

Consolidated Statement of Financial Condition

December 31, 2012

Assets		
Cash and cash equivalents	$	110,669,129
Securities owned, at fair value		19,263,554
Receivables from broker-dealers and clearing organizations		13,346,351
Accounts receivable		19,953,787
Receivable from Guardian Life Insurance Company of America and its affiliates		4,825,927
Prepaid expenses and other assets		4,358,022
Furniture, equipment and leasehold improvements, net of accumulated depreciation and amortization		777,107
Deferred distribution costs, net of accumulated amortization		2,460,330
Goodwill		340,508,587
Other intangible assets, net of accumulated amortization		210,534,935
Total assets	$	726,697,729
Liabilities and Member's Equity		
Due to Guardian Life Insurance Company of America and its affiliates	$	2,736,367
Commissions payable		6,420,651
Distribution payable to minority members		2,634,695
Accounts payable and accrued expenses		7,936,642
Promissory notes payable to members		40,571,996
Securities sold, not yet purchased, at fair value		8,690,542
Deferred income tax liability		42,886,728
Total liabilities		111,877,621
Member's equity		538,784,926
Undistributed loss		(23,582,750)
Total member's equity		515,202,176
Noncontrolling interest		99,617,932
Total equity		614,820,108
Total liabilities and equity	$	726,697,729

The accompanying notes are an integral part of these consolidated financial statements.